UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: December 11, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Centauri Fund Launching, a Partnership between MDI and KB Financial Group.

Nomor: TEL. 206/LP 000/COP-I5000000/2019

Jakarta, December 11, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re: Centauri Fund Launching, a Partnership between MDI and KB Financial Group

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business Sector	: Telecommunication
Telephone	: (+6221) 5215109
E-mail	: investor@telkom.co.id

1.	Information or material facts	Centauri Fund Launching, a Partnership between MDI and KB Financial Group
2.	Date	December 9, 2019
3.	Description

On Monday, December 9, 2019, Centauri Fund, a Venture Capital Fund backed up by PT Metra Digital Investama (MDI), a corporate venture capital initiative under PT Telkom Indonesia (Persero) Tbk (Telkom) and KB Investment, a business unit under Korea’s leading financial institution KB Financial Group, has been launched

Centauri Fund is aimed to close at US$150 million which will be gathered not only from KB Investment and Telkom but also from other investors. Telkom intends to invest at the maximum amount of 10% of the fund collected and will begin investing in January 2020. Centauri Fund dedicates to facilitate investment in tech startups throughout ASEAN Region, with the priority in Indonesia’s largest digital infrastructure and big data startups market.

4.	The impact of events	By the launch of Centauri Fund, we hope to expand our horizons deeper into the Southeast Asian tech ecosystem, also help Telkom to reach its vision to become a Digital Telco Company.
5.	Others

MDI is a corporate venture capital initiative backed and owned wholly by Telkom through its subsidiary PT Multimedia Nusantara (Telkom Metra).

KB Investment is a business unit of KB Financial Group, Korea’s leading financial institution in Korea.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk)